SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                   RYANAIR PASSENGER GROWTH OF 22% FOR FEBRUARY

                                      2006


The following are Ryanair's passenger and internet statistics for February 2006.

                              February    February      Rolling 12 months
                                  2005        2006     ended 28th February
                                                              2006

    Passengers 1                 2,123,896   2,592,133      34,333,618
    Load Factor 2                   79%         78%            83%
    Internet Sales Percentage3      97%         98%            98%



 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.


ENDS.                        Friday, 3rd March 2006

For further information:
Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 03 March, 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director